Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 32/A dated September 19, 2006

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PM24

ISIN:	US52517PM243

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$2,000,000

	Total	Per Note
Issue Price:	$1,910,000	95.5%
Agent’s Commission:	$0	0.0%
Proceeds to Lehman Brothers Holdings:	$1,910,000	95.5%

The Notes will be issued in an aggregate principal amount of $2,000,000 and will be a further issuance of, and will form a single tranche with, the $10,000,000 aggregate principal amount of Medium-Term Notes, Series I, due September 29, 2021, that Lehman Brothers Holdings will issue on September 29, 2006.  The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche.  The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $12,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Issue Date:	September 29, 2006

Stated Maturity Date:	September 29, 2021, subject to Optional Redemption; provided that if such day is not a New York business day, then such day will be the following New York business day.

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:
☒ Fixed Rate Note

Interest Rate per Annum:	For each Interest Period commencing on or after the Issue Date to but excluding September 29, 2011: 7.00% times the Interest Accrual Factor

For each Interest Period commencing on or after September 29, 2011 to but excluding September 29, 2016: 9.00% times the Interest Accrual Factor

For each Interest Period commencing on or after September 29, 2016 to but excluding the Stated Maturity Date: 15.00% times the Interest Accrual Factor

☐ Floating Rate Note	☐	CD Rate
	☐	Commercial Paper Rate
	☐	Federal Funds (Effective) Rate
	☐	Federal Funds (Open) Rate
	☐	LIBOR Telerate
	☐	LIBOR Reuters
	☐	EURIBOR
	☐	Treasury Rate:	Constant Maturity ☐ Yes	☐ No
	☐	Prime Rate
	☐	Eleventh District Cost of Funds Rate
	☐	CMS Rate
	☐	Other:

Maximum Rate:	Not applicable

Minimum Rate:	0%

Interest Period:	Quarterly, from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment

Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Payment Dates:

Each December 29, March 29, June 29 and September 29, commencing on December 29, 2006; provided that if such day is not a New York business day, then such day will be the following New York business day unless such day falls in the following month in which case it will be the preceding New York business day, and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

Interest Accrual Factor:	The number of calendar days in each Interest Period on which the Spread is equal to or greater than 0.00%, divided by the total number of calendar days in each such Interest Period.

Spread:	For any day during an Interest Period, the 30-Year CMS Rate minus the 2-Year CMS Rate, subject to the Rate Cut Off

Rate Cut Off:

The Spread for Saturday, Sunday or a day which is not a New York business day will be the Spread for the immediately preceding New York business day. The Spread applicable to the fifth New York business day prior to an Interest Payment Date will remain in effect until the Interest Payment Date.

30-Year CMS Rate:

For any New York business day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “30YR” as of 11:00 a.m., New York city time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

2-Year CMS Rate:

For any New York business day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “2YR” as of 11:00 a.m., New York city time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes	☒ No

Interest Rate Calculation Agent:	Lehman Brothers Special Financing

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, on each Interest Payment Date, commencing on or after December 29, 2006. Notice of redemption will be given not less than five New York business days prior to the redemption date.

Form of Note:	☒ Book-entry only (global)	☐ Certifacted

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Prospectus.

HISTORICAL LEVELS OF THE 30-YEAR CMS RATE AND THE 2-YEAR CMS RATE

The following shows for illustrative purposed the 30-Year CMS Rate and the 2-Year CMS Rate in effect on hypothetical Interest Payment Dates listed below; the Interest Rate payable on any Interest Payment Date for the Notes, however, will be determined based on the 30-Year CMS Rate and the 2-Year CMS Rate in effect on on each day during the related Interest Period.  The historical experience of the 30-Year CMS Rate and the 2-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and the 2-Year CMS Rate during the term of the Notes.  Fluctuations in the level of the 30-Year CMS Rate and the 2-Year CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	30-year CMS Rate	2-year CMS Rate	Spread: 30-year CMS Rate – 2-year CMS Rate
	(in %)	(in %)	(in %)
6/29/2006	5.869	5.675	0.194
3/29/2006	5.429	5.237	0.192
12/29/2005	5.07	4.829	0.241
9/29/2005	4.991	4.514	0.477
6/29/2005	4.699	4.006	0.693

3/29/2005	5.355	4.275	1.08
12/29/2004	5.334	3.493	1.841
9/29/2004	5.191	2.962	2.229
6/29/2004	5.762	3.244	2.518
3/29/2004	5.121	1.917	3.204
12/29/2003	5.349	2.142	3.207
9/29/2003	5.32	1.885	3.435
6/30/2003	4.826	1.524	3.302
3/28/2003	5.216	1.823	3.393
12/30/2002	5.122	1.903	3.219
9/30/2002	5.109	2.098	3.011
6/28/2002	6.01	3.242	2.768
3/28/2002	6.401	4.142	2.259
12/28/2001	6.294	3.622	2.672
9/28/2001	5.877	3.369	2.508
6/29/2001	6.55	4.832	1.718
3/29/2001	6.322	4.879	1.443
12/29/2000	6.321	5.845	0.476
9/29/2000	6.981	6.702	0.279
6/29/2000	7.261	7.211	0.05
3/29/2000	7.351	7.243	0.108
12/29/1999	7.289	6.766	0.523
9/29/1999	7.103	6.292	0.811
6/29/1999	6.854	6.149	0.705
3/29/1999	6.301	5.474	0.827
12/29/1998	5.815	5.206	0.609
9/29/1998	5.829	4.948	0.881
6/29/1998	6.089	5.866	0.223
3/30/1998	6.37	5.999	0.371
12/29/1997	6.318	6.03	0.288
9/29/1997	6.72	6.145	0.575
6/30/1997	7.124	6.363	0.761
3/31/1997	7.433	6.675	0.758
12/30/1996	6.899	5.983	0.916
9/30/1996	7.328	6.284	1.044
6/28/1996	7.292	6.314	0.978
3/29/1996	7.097	5.965	1.132
12/29/1995	6.339	5.346	0.993
9/29/1995	6.905	6.018	0.887
6/29/1995	7.102	6.059	1.043
3/29/1995	7.863	6.954	0.909
12/29/1994	8.375	8.143	0.232
9/29/1994	8.4	6.864	1.536
6/29/1994	8.091	6.382	1.709
3/29/1994	7.63	5.432	2.198
12/29/1993	6.914	4.331	2.583
9/29/1993	6.636	3.969	2.667
6/29/1993	7.342	4.204	3.138
3/29/1993	7.605	4.182	3.423
12/29/1992	7.744	4.863	2.881
9/29/1992	7.703	4.009	3.694

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement.  Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.